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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 2

ISTA PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
45031X 10 5 (CUSIP Number)
Paulette Taylor Sanderling Venture Partners 400 S. El Camino Real, Suite 1200 San Mateo, CA 94402

with a copy to:
Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING VENTURE PARTNERS V CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES	7	SOLE VOTING POWER 818,081
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 818,081

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,081

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING V BIOMEDICAL CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES	7	SOLE VOTING POWER 495,973
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 495,973

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,973

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING V LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES	7	SOLE VOTING POWER 133,775
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 133,775

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING V BETEILIGUNGS GMBH & CO. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: GERMANY

NUMBER OF SHARES	7	SOLE VOTING POWER 118,900
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 118,900

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING VENTURE PARTNERS IV CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES	7	SOLE VOTING POWER 4,127
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 4,127

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING IV BIOMEDICAL, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES	7	SOLE VOTING POWER 2,949
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,949

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING IV BIOMEDICAL CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES	7	SOLE VOTING POWER 5,222
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 5,222

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,222

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANDERLING VENTURE PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: CALIFORNIA

NUMBER OF SHARES	7	SOLE VOTING POWER 7,575
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 7,575

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,575

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT G. MCNEIL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP: USA

NUMBER OF SHARES	7	SOLE VOTING POWER 102,670
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 25,971
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 102,670

	10	SHARED DISPOSITIVE POWER 25,971

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,641

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRED A. MIDDLETON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP: USA

NUMBER OF SHARES	7	SOLE VOTING POWER 70,964
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 19,873
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 70,964

	10	SHARED DISPOSITIVE POWER 19,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY C. MILLS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP: USA

NUMBER OF SHARES	7	SOLE VOTING POWER 3,436
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 3,436

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY J. WOLLAEGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP: USA

NUMBER OF SHARES	7	SOLE VOTING POWER 16,336
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 16,336

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAULETTE J. TAYLOR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP: USA

NUMBER OF SHARES	7	SOLE VOTING POWER 8,323
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 8,323

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%

14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D as originally filed by Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling IV Biomedical, L.P., Sanderling Venture Partners IV, L.P., Sanderling IV Biomedical Co-Investment Fund, L.P., Sanderling Venture Partners IV Co-Investment Fund, L.P., Robert G. McNeil, Fred A. Middleton, Timothy C. Mills, Timothy J. Wollaeger and Paulette J. Taylor (collectively, the "Reporting Persons") on September 30, 2002 as amended and supplemented by Amendment No. 1 filed on October 23, 2002 (as so amended, the "Schedule 13D"). All share numbers referenced in this Amendment No. 2 reflect the Issuer's 10-to-1 reverse stock split effected on November 13, 2002. Capitalized terms used in this Amendment No. 2 but not defined have the respective meanings ascribed to them in the Schedule 13D.

The tables of the Schedule 13D are amended and restated in their entirety as set forth in this Amendment No. 2.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following:

        At the closing of the PIPES Agreement, as amended (the "Amended PIPES Agreement"), on November 19, 2002 (the "PIPES Closing" or the "PIPES Closing Date"), the Sanderling V Funds, Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger (the "Sanderling V General Partners" and together with the Sanderling V Funds, the "Sanderling PIPES Investors") purchased for cash consideration of $3,800,000 (a) 999,997 shares of Common Stock (the "Sanderling PIPES Shares") and (b) five year warrants that are immediately exercisable and may be exercised in whole or in part at any time and from time-to-time to purchase 149,999 shares of Common Stock (the "Sanderling PIPES Warrants" and together with the Sanderling PIPES Shares, the "Sanderling PIPES Securities") at a price per share of Common Stock of $3.80.

        At the PIPES Closing, the Sanderling PIPES Investors and Paulette Taylor, a principal of the Sanderling V Funds, also converted Senior Secured Promissory Notes of the Issuer with a face value of $1,700,000 into Common Stock at a conversion price of $3.80 per share of Common Stock. Such notes were purchased by Sanderling V Funds on September 19, 2002 and by the Sanderling V General Partners and Ms. Taylor on October 22, 2002.

        The funds used to purchase the Sanderling PIPES Securities were not borrowed and were obtained from Sanderling V Funds' capital available for investment and Sanderling V General Partners' personal funds.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 3 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amendment to the PIPES Agreement included as Exhibits E, F and K, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 3.

Item 4 of the Schedule 13D, "Purpose of Transaction" is amended by adding the following:

        The Sanderling PIPES Investors purchased the Sanderling PIPES Securities for investment purposes and, through the Sanderling V Funds' representation on the Issuer's board of directors, intend to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Sanderling PIPES Investors' investments. The Reporting Persons retain the right to change their investment intent.

        Robert G. McNeil, a general partner of the Sanderling V Funds and the Sanderling IV Funds, is the Chairman of the board of directors of the Issuer. Pursuant to the Amended PIPES Agreement, on the PIPES Closing Date, Mr. McNeil was designated the "Sanderling Designee" (as defined in the

Amended PIPES Agreement) on the board of directors of the Issuer by Sanderling Venture Partners, the manager of the Sanderling V Funds and the Sanderling IV Funds.

        Pursuant to the Amended PIPES Agreement, for so long as the funds managed or advised by Sanderling Venture Partners hold at least 550,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the Amended PIPES Agreement (i) the Issuer has agreed to use its best efforts to cause a person designated by Sanderling Venture Partners (the "Sanderling Designee") to be nominated and elected to the board of directors of the Issuer in any election of directors, and (ii) if a Sanderling Designee who has been so elected to the board of directors of the Issuer shall cease for any reason to be a member of the board of directors of the Issuer, then the Issuer has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by Sanderling Venture Partners. For so long as a Sanderling Designee remains on the board of directors of the Issuer, the Issuer has agreed that the nominating committee and any committee exercising substantial control over the Issuer or its operations shall include a Sanderling Designee.

        Pursuant to the Amended PIPES Agreement, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish resigned from the board of directors of the Issuer on the PIPES Closing Date.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its certificate of incorporation on November 12, 2002 to effect a reverse stock split of the Common Stock whereby the Issuer issued one new share of common stock in exchange for 10 shares of its outstanding Common Stock.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its bylaws at the PIPES Closing to provide the following:

        (1)  The Issuer's board of directors will have nine members.

        (2)  The Issuer's board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies (the "NASD Rules"), and which shall consist of three members of the board of directors.

        (3)  The Issuer's board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of the Issuer, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4)  The Issuer's board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved for issuance under the Issuer's stock incentive plans, and setting employee compensation guidelines.

        (5)  After the closing of the Amended PIPES Agreement, the Issuer will not, without the approval of a majority of the total number of directors then in office:

          (a)  authorize, offer, sell, or issue any equity or debt securities of the Issuer or any of its subsidiaries.

          (b)  incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $1,000,000.

          (c)  grant a security interest in assets of the Issuer or any of its subsidiaries which individually or in the aggregate secures an obligation having a value in excess of $500,000.

          (d)  sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material intellectual property or any intellectual property, whether or not material, relating to pharmaceuticals or biologics.

          (e)  purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics.

          (vi)  approve any annual business plan or budget or any material revisions thereto.

          (vii) hire or terminate any executive officer of the Issuer, including its Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amendment to the PIPES Agreement included as Exhibits E, F and K, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 4.

        Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5 (a)-(b) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        As of November 19, 2002, Sanderling Venture Partners V Co-Investment Fund, L.P. beneficially owned 818,081 shares of Common Stock, which represents approximately 6.1% of the outstanding Common Stock. Such shares include 122,312 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Sanderling V Biomedical Co-Investment Fund, L.P beneficially owned 495,973 shares of Common Stock, which represents approximately 3.7% of the outstanding Common Stock. Such shares include 74,153 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Sanderling V Limited Partnership beneficially owned 133,775 shares of Common Stock, which represents approximately 1.0% of the outstanding Common Stock. Such shares include 20,001 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Sanderling V Beteiligungs GmbH & Co. KG beneficially owned 118,900 shares of Common Stock, which represents approximately 0.9% of the outstanding Common Stock. Such shares include 17,664 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Robert G. McNeil beneficially owned 108,768 shares of Common Stock and, as a general partner of Sanderling IV Funds, may be deemed to beneficially own 19,873 shares of Common Stock, which together represents approximately 1.0% of the outstanding Common Stock. Such shares include 12,831 shares of Common Stock issuable upon the exercise of warrants and 3,758 shares of Common Stock issuable upon the exercise of options. Mr. McNeil disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Sanderling IV Funds, except to the extent of his pecuniary interest therein.

        As of November 19, 2002, Fred A. Middleton beneficially owned 70,964 shares of Common Stock and, as a general partner of Sanderling IV Funds, may be deemed to beneficially own 19,873 shares of Common Stock, which together represents approximately 0.7% of the outstanding Common Stock. Such shares include 9,542 shares of Common Stock issuable upon the exercise of warrants. Mr. Middleton disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Sanderling IV Funds, except to the extent of his pecuniary interest therein.

        As of November 19, 2002, Timothy C. Mills beneficially owned 3,436 shares of Common Stock, which represents approximately .03% of the outstanding Common Stock. Such shares include 513 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Timothy J. Wollaeger beneficially owned 16,336 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock. Such shares include 3,180 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Paulette J. Taylor beneficially owned 8,323 shares of Common Stock, which represents approximately .06% of the outstanding Common Stock. Such shares include 1,645 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, the Reporting Persons collectively as a group owned 1,794,329 shares of Common Stock, which represents approximately 13.3% of the outstanding Common Stock. Such shares include 261,841 shares of Common Stock issuable upon the exercise of warrants.

Item 5 (c) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        Schedule A annexed hereto lists all transactions in the Issuer's Common Stock occurring within the last sixty days involving the Reporting Persons.

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended by adding the following:

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        Pursuant to the Amended PIPES Agreement, the Reporting Persons entered into lock-up agreements with the Issuer (the "Lock-Up Agreements") whereby the Reporting Persons agreed that, during the period beginning from the PIPES Closing and continuing to and including the date 180 days after the PIPES Closing, it will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any call option or purchase any put option with respect to, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock.

        References to and descriptions of the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the form of Lock-Up Agreement included as Exhibit L to this Amendment No. 2, which agreement is incorporated in its entirety in this Item 6.

        To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 of the Schedule 13D, "Material to be filed as Exhibits," is amended by adding the following:

        J.    Joint Filing Statement dated November 19, 2002.

        K.    Amendment to the ISTA Pharmaceuticals, Inc. Common Stock and Warrant Purchase Agreement dated as of November 12, 2002 by and among ISTA Pharmaceuticals, Inc. and the other signatories thereto.

        L.    Form of Lock-Up Agreement by and among ISTA Pharmaceuticals, Inc. and each Reporting Person.

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002

/s/ ROBERT G. MCNEIL Robert G. McNeil
/s/ FRED A. MIDDLETON Fred A. Middleton
/s/ TIMOTHY C. MILLS Timothy C. Mills
/s/ TIMOTHY J. WOLLAEGER Timothy J. Wollaeger
/s/ PAULETTE J. TAYLOR Paulette J. Taylor

Sanderling Venture Partners V Co-Investment Fund, L.P.
Sanderling V Biomedical Co-Investment Fund, L.P
Sanderling V Limited Partnership
Sanderling V Beteiligungs GmbH & Co. KG
Sanderling IV Biomedical, L.P.
Sanderling Venture Partners IV, L.P.
Sanderling IV Biomedical Co-Investment Fund, L.P.
Sanderling Venture Partners IV Co-Investment Fund, L.P.
/s/ FRED A. MIDDLETON Fred A. Middleton General Partner

SCHEDULE A

        a)    Transactions in the securities of the Issuer by the Reporting Persons during the 60 days prior to November 19, 2002:

Entity	Transaction	Date of Transaction	Number of Shares		Price Per Share
Sanderling V Funds	Purchase	9/19/02	559,210	(1)	$3.80
Sanderling V Funds	Sale	10/22/02	131,199	(2)	$3.80
Sanderling V General Partners and Paulette J. Taylor	Purchase	10/22/02	131,199	(2)	$3.80
Sanderling PIPES Investors	Purchase	11/19/02	1,149,996	(3)	$3.80
Sanderling PIPES Investors and Paulette J. Taylor	Conversion of Notes	11/19/02	447,361		$3.80

(1)
Includes 447,368 shares of Common Stock issuable upon conversion of the Notes and 111,842 shares of Common Stock issuable upon exercise of the Bridge Warrants.

(2)
Includes 104,958 shares of Common Stock issuable upon conversion of the Notes and 26,241 shares of Common Stock issuable upon exercise of the Bridge Warrants.

(3)
Includes 999,997 shares of Common Stock and 149,999 shares of Common Stock issuable upon exercise of the Sanderling PIPES Warrants.

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SIGNATURES
SCHEDULE A